Exhibit 23.1

                       INDEPENDENT AUDITORS' CONSENT

The Board of Trustees
AMLI Residential Properties Trust:

We consent to the use of our report dated February 4, 2002 with respect to the consolidated financial statements and related financial statement schedule of AMLI Residential Properties Trust as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001, and the related schedule, contained in the Company's Annual Report of Form 10-K, incorporated by reference herein.

The audit report covering the December 31, 2001 consolidated financial statements contains an explanatory paragraph that states the Company has restated its previously issued Consolidated Balance Sheet and Consolidated Statements of Shareholders' Equity to reflect its Series B Preferred Shares outside of its permanent equity for all prior periods presented.

Chicago, Illinois
May 31, 2002

KPMG LLP